Notice to ASX Rio Tinto Limited AGM – Address by the People & Remuneration Committee Chair 2 May 2024 Sam Laidlaw, Senior Independent Director, Plc and Chair of the People & Remuneration Committee Rio Tinto Limited Annual General Meeting 2024, Brisbane **Check against delivery** Thank you, Jakob. Good morning. As you have just heard, 2023 was another year of solid operational performance and strong financial results. As well as stabilising our production, we made steadfast progress developing our culture, and diversifying in materials needed for the global energy transition. While there were no fatalities at our managed operations last year, in January 2024 we tragically lost four colleagues from our Diavik mine and two airline crew members in an aircraft accident. We are continuing to support the authorities as they investigate what happened. The findings will form part of the People & Remuneration Committee’s (Committee) consideration of outcomes at the end of this year. In the second half of 2023, I engaged with many of our largest shareholders, as well as the key UK and Australian advisory bodies, on the review of our next Remuneration Policy (Policy). Thank you to everyone who took part in the consultation. When the Committee last reviewed our Policy in 2021, it made no material amendments. Since then, there have been considerable shifts in the market for executive compensation, particularly among companies that Rio Tinto competes with for talent as well as an increased strategic emphasis on decarbonisation. This is why we have proposed more substantive changes to the Policy than in previous triennial reviews. However, before I explain our proposal in further detail, I will address the remuneration outcomes for 2023. 2023 was the first year of our new Short-Term Incentive Plan (STIP) scorecard. This is how we determined the bonuses of more than 26,000 eligible employees, as well as members of our Executive Committee. At its heart, the Short-Term Incentive Plan scorecard is focused on collective Group goals and success. EXHIBIT 99.3

Notice to ASX 2 / 4 Half of the scorecard is based on financial measures of underlying earnings and free cash flow. The other half addresses broader strategic goals related to safety, carbon reduction, diversity and inclusion, ESG credentials, excelling in development and strengthening our social licence. After assessing each component of the scorecard, the Committee determined the overall outcome was 56% of maximum. Within this outcome, the financial component performed just below target, while strategic measures performed slightly above target. An individual multiplier is also in place, to be used sparingly in cases of exceptional or inadequate individual performance. The Committee did not apply the individual multiplier for either of the Executive Directors, but it was selectively applied to some members of the Executive Committee. For our Long-Term Incentive Plan (LTIP), our sustained share price performance and strong dividend yield delivered a Total Shareholder Return of over 100% for the five-year period to 2023. This exceeded that of the two indices that we measure our performance against – one made up of mining companies and the other an index of over 1,000 large global corporates. Achievement against these measures delivered an overall vesting outcome of 94% of maximum. We remain committed to relative Total Shareholder Return as a key performance measure for our Long- Term Incentive Plan, as it provides close alignment to the experience of you, our shareholders. Turning back to our proposed Policy, by seeking feedback at early stages of our review in 2023, the Committee received a helpful range of perspectives from our shareholders, allowing us to refine and better shape our proposal. At its core, our proposal has three aims: • to strengthen the alignment between reward and our strategic priorities; • to simplify our reward framework; and, • to ensure that the level of compensation is positioned appropriately to attract, motivate and retain the best executive talent. To continue to achieve superior Total Shareholder Returns, we have a clear strategy to build a stronger Rio Tinto for the longer-term through our four objectives. Delivering against these objectives will help improve productivity, reduce carbon intensity and assist us in becoming a global mining partner of choice. Most notably, there have been no increases to our incentive opportunity since the Policy first came into effect in 2013. Indeed, as part of the 2021 renewal of our Policy, the maximum long term and the target short term award for the Chief Executive were reduced. These changes, though appropriate during the pandemic years, impacted our positioning relative to competitors in the talent market. Given the scale of our strategic ambition, it is vital that Rio Tinto secures the talent required to achieve our goals. The market for talent is increasingly competitive. Despite this competition, the Committee are seeking to maintain a measured approach to pay. Although US-style pay practices continue to be materially higher than in other jurisdictions, we are not seeking to match these award levels. Instead, we have focused on ensuring executives are aligned with similarly sized and globally complex FTSE 10 and mining companies. The overarching finding from our review was a widening gap in remuneration relative to our major peers and competitors. In addressing this gap, the Committee were firm in its belief that this should be delivered predominantly through the Long-Term Incentive Plan, with stretching performance hurdles.

Notice to ASX 3 / 4 Hence, the Committee have proposed that future Long Term Incentive Plan awards to Executive Directors and other Executive Committee members are capped at 500% of base salary, compared to 400% of salary under the current Policy. This would position award levels more in line with FTSE 10 peers, where the median Long-Term Incentive Plan maximum award is in excess of 500%, yet still materially below US pay levels. The additional Long-Term Incentive Plan increment of 100% salary will be directly linked to the achievement of our climate change strategy. The Group’s decarbonisation strategy is multi-faceted, with the additional Long-Term Incentive Plan opportunity aligned to robust decarbonisation targets measuring residual emissions; project delivery; technology development and delivery of our transition strategy. The Committee have proposed retaining our relative Total Shareholder Return metric for the remaining Long-Term Incentive Plan opportunity of 400% of salary. We also propose a rebalancing of the metric, with two-thirds measured against sector peers, and one-third measured against the broader market index. The Committee also proposes moving to a three-year Long-Term Incentive Plan performance period accompanied by a two-year hold period. This follows the market mainstream practice in the UK to offer more tangible targets to participants, but with an overall five-year timeframe that remains towards the upper-end of practice in all markets including Australia. This is better suited to setting long term performance targets for decarbonisation, where the landscape will continue to evolve at pace. Additionally, the Committee have proposed an increase in shareholding requirements for executives to 500% of salary for the Chief Executive and 400% of salary for other executives. The Committee firmly believes that our proposed Policy is in the best interests of shareholders. It will strengthen the alignment between reward and our strategic priorities, simplify our reward framework and increase our competitiveness in attracting, motivating and retaining key executive talent. Once again, I want to thank our shareholders for their engagement and collaboration during 2023. As always, I welcome feedback and comments on our 2023 Remuneration Report and proposed Policy. Thank you.

Notice to ASX 4 / 4 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com